Filed Pursuant To Rule 433

Registration No. 333-275079

January 23, 2024

GBTC is now an ETF. Grayscale Bitcoin Trust ETF was first created in 2013 as the original Bitcoin fund helping investors gain secure and familiar access to Bitcoin. Today, GBTC is the world’s largest Bitcoin ETF with $26.6B in AUM as of 1/11/24, offering even more investors with convenient exposure to the world’s most popular cryptocurrency. Bitcoin investing begins with GBTC. Find ticker: GBTC in your brokerage account or ask your financial advisor today.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101. Foreside Fund Services, LLC is the Marketing Agent for the Trust.

An investment in the Trust involves risks, including possible loss of principal. The Trust holds Bitcoin; however, an investment in the Trust is not a direct investment in Bitcoin. Extreme volatility of trading prices that many digital assets, including Bitcoin, have experienced in recent periods and may continue to experience, could have a material adverse effect on the value of GBTC and the shares could lose all or substantially all of their value.